PROSPECTUS SUPPLEMENT
(To Prospectus dated December 11, 2003)

$100,000,000

ENTERGY MISSISSIPPI, INC.

First Mortgage Bonds, 6.25% Series due April 1, 2034

We are offering $100 million of our First Mortgage Bonds, 6.25% Series due April 1, 2034. We will pay interest on the bonds on April 1 and October 1 of each year. The first interest payment on the bonds will be made on October 1, 2004. The bonds will be redeemable at our option, in whole or in part, (i) at any time prior to April 1, 2014, at the make-whole redemption price described in this prospectus supplement, (ii) at any time during the period from April 1, 2014 to March 31, 2024, at the redemption prices set forth in this prospectus supplement, and (iii) at any time on or after April 1, 2024, prior to maturity of the bonds, at a redemption price equal to 100% of the principal amount of the bonds being redeemed, plus, in each case, accrued and unpaid interest thereon to the redemption date. The bonds will be issued in denominations of $1,000 and integral multiples thereof.

As described in the accompanying prospectus, the bonds are a series of first mortgage bonds issued under our mortgage, which has the benefit of a first mortgage lien on substantially all of our property.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

		Underwriting	Proceeds to
	Price to	Discounts and	Entergy
	Public	Commissions	Mississippi

Per bond	99.543%	0.875%	98.668%
Total	$99,543,000	$875,000	$98,668,000

The price to public will also include any interest that has accrued on the bonds since their issue date if delivered after that date.

The underwriters expect to deliver the bonds to purchasers through The Depository Trust Company on or about April 1, 2004.

Joint Bookrunners

ABN AMRO Incorporated	JPMorgan

Hibernia Southcoast Capital, Inc.	The Williams Capital Group, L.P.

March 22, 2004

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than as of the dates of these documents or the dates these documents were filed with the SEC. We are not making an offer of the bonds in any state where the offer is not permitted.

Where You Can Find More Information

The SEC allows us to “incorporate by reference” the information filed by us with the SEC, which means that we can refer you to important information without restating it in this prospectus supplement and the accompanying prospectus. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and should be read with the same care. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2003, our Current Report on Form 8-K dated February 20, 2004 (filed February 23, 2004), and any future reports that we file with the SEC under the Securities Exchange Act of 1934 if the filings are made prior to the time that all of the bonds are sold in this offering. You can also find more information about us from the sources described under “Where You Can Find More Information” in the accompanying prospectus.

Forward-Looking Information

From time to time, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe that these forward-looking statements and the underlying assumptions are reasonable, we cannot provide assurance that they will prove correct. Except to the extent required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements involve a number of risks and uncertainties, and there are factors that could cause actual results to differ materially from those expressed or implied in the statements. Some of those factors (in addition to others described elsewhere in this prospectus supplement and in subsequent securities filings) include:

•	resolution of pending and future rate cases and negotiations, including various performance-based rate discussions, and other regulatory decisions, including those related to Entergy’s System Agreement and our utility supply plan;

•	our ability to reduce our operation and maintenance costs, including the uncertainty of negotiations with unions to agree to such reductions;

•	the performance of our generating plants;

•	the prices and availability of power we must purchase for our utility customers;

•	changes in the financial markets, particularly those affecting the availability of capital and our ability to refinance existing debt and to fund capital expenditures;

•	actions of rating agencies, including changes in the ratings of debt and preferred stock;

•	changes in inflation and interest rates;

•	volatility and changes in markets for electricity, natural gas and other energy-related commodities;

•	changes in utility regulation, including the beginning or end of retail and wholesale competition, the ability to recover net utility assets and other potential stranded costs, and the establishment of a regional transmission organization that includes our service territory;

•	changes in regulation of nuclear generating facilities and nuclear materials and fuel, including possible shutdown of nuclear generating facilities;

•	changes in law resulting from proposed energy legislation;

•	changes in environmental, tax, and other laws, including requirements for reduced emissions of sulfur, nitrogen, carbon, mercury, and other substances;

•	the economic climate, and particularly growth in our service territory;

•	variations in weather, hurricanes, and other disasters;

•	advances in technology;

•	the potential impacts of threatened or actual terrorism and war;

•	the effects of litigation;

•	changes in accounting standards, corporate governance and securities law requirements; and

•	our ability to attract and retain talented management and directors.

Recent Development

In December 2002, the Mississippi Public Service Commission (the “MPSC”) issued a final order approving a joint stipulation that we entered into with the Mississippi Public Utilities Staff (“Public Utilities Staff”) in October 2002. The final order resulted in a $48.2 million base rate increase, or about a 5.3% increase in overall retail revenues, which is based on a return on equity (“ROE”) of 11.75%. The rate increase began in January 2003. Pursuant to our formula rate plan, a bandwidth is placed around the performance-adjusted benchmark ROE, and if our earnings for the previous calendar year fall outside of the bandwidth (as well as outside of a range-of-no-change at each edge of the bandwidth), then our rates will be adjusted, though on a prospective basis only.

Under the provisions of the MPSC order, we made a formula rate plan filing on March 15, 2004. The performance-adjusted benchmark ROE set forth in our filing was 10.77%, establishing a bandwidth (plus range-of-no-change) of 9.3% to 12.2%. Our actual earned ROE for the 2003 calendar year was 10.97%. The Public Utilities Staff has until April 15, 2004 to review our filing. If the Public Utilities Staff finds that a rate adjustment is triggered, any such rate adjustment would begin May 1, 2004.

Selected Financial Information

(Dollars in Thousands)

You should read our selected financial information set forth below in conjunction with the financial statements and other financial information contained in the documents incorporated by reference.

	For the Twelve Months Ended

	December 31,
	2003	2002	2001	2000	1999

Income Statement Data:
Operating Revenues	$1,035,360	$991,095	$1,093,741	$937,371	$832,819
Operating Income	141,647	106,766	90,312	93,763	88,085
Interest Expense (net)	43,522	41,997	48,776	43,006	37,310
Net Income	67,058	52,408	39,620	38,973	41,588
Ratio of Earnings to Fixed Charges(1)	3.06	2.48	2.14	2.33	2.44

	As of December 31,
	2003

	Amount	Percent

Balance Sheet Data:
Preferred Stock	$50,381	3.9%
Common Stock and Paid-in Capital	199,267	15.4
Retained Earnings	314,836	24.3

Total Shareholders’ Equity	564,484	43.6
First Mortgage Bonds(2)	685,000	52.9
Other Long-Term Debt	44,956	3.5

Total Capitalization	$1,294,440	100%

(1)	As defined by Item 503(d) of Regulation S-K of the SEC, “Earnings” represent the aggregate of (a) income before the cumulative effect of an accounting change, (b) taxes based on income, (c) investment tax credit adjustments — net and (d) fixed charges. “Fixed Charges” as defined by Item 503(d) of Regulation S-K of the SEC include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals charged to operating expenses.

(2)	Includes current maturities of First Mortgage Bonds of $75 million.

Use of Proceeds

We anticipate our net proceeds from the sale of the bonds will be approximately $98.4 million after deducting underwriting discounts and commissions and estimated offering expenses. We will use the net proceeds we receive from the issuance and sale of the bonds to redeem prior to maturity $60 million in principal amount of our First Mortgage Bonds, 7.7% Series due July 15, 2023, at a redemption price of 103.40% of the principal amount thereof plus accrued and unpaid interest thereon to the redemption date, and to repay at maturity a portion of the $75 million in principal amount of our First Mortgage Bonds, 6.2% Series due May 1, 2004. Prior to the application of a portion of the net proceeds to meet this maturity, we will invest those net proceeds in the Entergy System Money Pool.

Description of the Bonds

Interest, maturity and payment

We are offering $100 million of First Mortgage Bonds, 6.25% Series due April 1, 2034. We will pay interest on the bonds on April 1 and October 1 of each year, beginning on October 1, 2004. As long as the bonds are registered in the name of DTC or its nominee, the record date for interest payable on any interest payment date shall be the close of business on the Business Day immediately preceding such interest payment date. Interest starts to accrue from the date that the bonds are issued. The bonds will be issued on the basis of retired bond credits. As of December 31, 2003, approximately $250 million of first mortgage bonds could have been issued on the basis of retired bond credits and approximately $266 million on the basis of unfunded property. We have agreed to pay interest on any overdue principal and, if such payment is enforceable under applicable law, on any overdue installment of interest on the bonds at a rate of 7.25% per annum to holders of record at the close of business on the Business Day immediately preceding our payment of such interest.

Interest on the bonds will be computed on the basis of a 360-day year of twelve 30-day months. If any interest payment date or the maturity date falls on a day that is not a Business Day, the payment due on that interest payment date or the maturity date will be made on the next Business Day, and without any interest or other payment in respect of such delay.

Form

The bonds will be represented by a global certificate without coupons registered in the name of a nominee of DTC. As long as the bonds are registered in the name of DTC or its nominee, we will pay principal, premium, if any, and interest due on the bonds to DTC. DTC will then make payment to its participants for disbursement to the beneficial owners of the bonds as described in the accompanying prospectus under the heading “Book-Entry Only Securities.”

Optional redemption

The bonds will be redeemable at our option, in whole or in part, on not less than 30 days’ nor more than 60 days’ notice, (i) at any time prior to April 1, 2014, at a redemption price equal to the greater of (a) 103% of the principal amount of the bonds being redeemed and (b) as determined by the Independent Investment Banker, the sum of (x) the present value of the payment on April 1, 2014 of the principal amount of the bonds being redeemed plus (y) the sum of the present values of the remaining scheduled payments of interest on the bonds being redeemed to April 1, 2014 (excluding the portion of any such interest accrued to the redemption date), discounted (for purposes of determining such present values) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury

Rate plus 0.25%, (ii) at any time during the period from April 1, 2014 to March 31, 2024, at the following redemption prices:

If redeemed during the 6-month period ending	Redemption Price (%)

September 30, 2014	103.00
March 31, 2015	102.85
September 30, 2015	102.70
March 31, 2016	102.55
September 30, 2016	102.40
March 31, 2017	102.25
September 30, 2017	102.10
March 31, 2018	101.95
September 30, 2018	101.80
March 31, 2019	101.65
September 30, 2019	101.50
March 31, 2020	101.35
September 30, 2020	101.20
March 31, 2021	101.05
September 30, 2021	100.90
March 31, 2022	100.75
September 30, 2022	100.60
March 31, 2023	100.45
September 30, 2023	100.30
March 31, 2024	100.15

and (iii) at any time on or after April 1, 2024, prior to maturity of the bonds, at a redemption price equal to 100% of the principal amount of the bonds being redeemed; plus, in each case, accrued and unpaid interest thereon to the redemption date.

If, at the time notice of redemption is given, the redemption monies are not held by the corporate trustee, the redemption may be made subject to receipt of such monies before the date fixed for redemption, and such notice shall be of no effect unless such monies are so received.

We may apply cash we deposit under any provision of the mortgage, with certain exceptions, to the redemption or purchase, including the purchase from us, of first mortgage bonds of any series including the bonds offered by this prospectus supplement.

Certain definitions

“Adjusted Treasury Rate” means, with respect to any redemption date:

(1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after April 1, 2014, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis rounding to the nearest month); or

(2) if such release (or any successor release) is not published during the week preceding the calculation date for the Adjusted Treasury Rate or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

“Business Day” means any day other than a Saturday or a Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the corporate trustee is closed for business.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to April 1, 2014 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to April 1, 2014.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of five Reference Treasury Dealer Quotations for such redemption date after excluding the highest and lowest such Reference Treasury Dealer Quotations or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers that we appoint to act as the Independent Investment Banker from time to time or, if any of such firms is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by us.

“Reference Treasury Dealer” means (1) ABN AMRO Incorporated and J.P. Morgan Securities Inc. and their successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m. on the third Business Day preceding such redemption date.

Dividend covenant

We will covenant that, so long as any bonds remain outstanding, we will not pay any cash dividends on common stock or purchase common stock after February 29, 2004, unless, after giving effect to such dividends or purchases, the aggregate amount of such dividends or purchases after February 29, 2004 (other than dividends we have declared on or before February 29, 2004) does not exceed credits to earned surplus after February 29, 2004, plus $250 million plus such additional amounts as the SEC shall approve.

Additional information

For additional important information about the bonds, see “Description of the First Mortgage Bonds” in the accompanying prospectus, including:

(1) additional information about the terms of the bonds,

(2) general information about our mortgage and the trustees,

(3) a description of certain restrictions contained in our mortgage, and

(4) a description of events of default under our mortgage.

Underwriting

Under the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the principal amount of the bonds set forth opposite its name below:

Principal
Name	Amount

ABN AMRO Incorporated	$43,000,000
J.P. Morgan Securities Inc.	43,000,000
Hibernia Southcoast Capital, Inc.	7,000,000
The Williams Capital Group, L.P.	7,000,000

Total	$100,000,000

Under the terms and conditions of the underwriting agreement, the underwriters have committed, subject to the terms and conditions set forth therein, to take and pay for all of the bonds if any of the bonds are taken, provided, that under certain circumstances involving a default of an underwriter, less than all of the bonds may be purchased.

The underwriters initially propose to offer part of the bonds directly to the public at the price to public set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of 0.500% of the principal amount of the bonds. Any underwriter may allow, and any such dealers may reallow to certain other dealers, a concession not in excess of 0.250% of the principal amount of the bonds. After the initial offering of the bonds, the offering price and other selling terms may from time to time be varied by the underwriters.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

There is presently no trading market for the bonds and there is no assurance that a market will develop since we do not intend to apply for listing of the bonds on a national securities exchange. Although they are under no obligation to do so, the underwriters presently intend to act as market makers for the bonds in the secondary trading market, but may discontinue such market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the bonds.

In order to facilitate the offering of the bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the bonds. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the bonds for their own account. In addition, to cover overallotments or to stabilize the price of the bonds, the underwriters may bid for, and purchase, the bonds in the open market. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the bonds in the offering, if they repurchase previously distributed bonds in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the bonds above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

ABN AMRO Incorporated and J.P. Morgan Securities Inc. (“JPMorgan”) will make the bonds available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by MarketAxess Corporation., an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between ABN AMRO Incorporated and JPMorgan and their customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from ABN AMRO Incorporated and JPMorgan based on transactions ABN AMRO Incorporated and JPMorgan conduct through the system. ABN AMRO Incorporated and JPMorgan will make the bonds available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

It is expected that delivery of the bonds will be made on or about the date specified on the cover page of this prospectus supplement, which will be the eighth business day (T+8) following the date of this prospectus supplement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days (T+3), unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the bonds on the date of this prospectus supplement or the next four succeeding business days will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds on the date of this prospectus supplement or the next four succeeding business days should consult their own advisors.

We estimate that we will incur offering expenses of approximately $266,360.

Certain underwriters or their affiliates may engage, or have engaged, in various general financing and commercial banking transactions from time to time with us or our affiliates. The underwriters, either directly or through affiliates, are lenders under certain Entergy System credit facilities.

Experts

The financial statements and the related financial statement schedule incorporated in this prospectus supplement and the accompanying prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

$400,000,000

First Mortgage Bonds

and
Debt Securities

Entergy Mississippi, Inc.

308 East Pearl Street
Jackson, Mississippi 39201
(601) 368-5000

We —

•	May periodically offer our first mortgage bonds and our debt securities in one or more series; and

•	Will determine the price and other terms of each series of securities when sold, including whether any series will be subject to redemption prior to maturity.

The First Mortgage Bonds —

•	Will be secured by a mortgage that constitutes a first mortgage lien on substantially all of our property.

The Debt Securities —

•	Will be unsecured and will rank equally with all of our other unsecured and unsubordinated debt; and

•	Will be effectively subordinated to all of our secured debt, including our first mortgage bonds.

You —

•	Will receive interest payments in the amounts and on the dates specified in an accompanying prospectus supplement.

      This prospectus may be used to offer and sell series of securities only if accompanied by the prospectus supplement for that series. We will provide the specific terms of these securities, including their offering prices, interest rates and maturities, in supplements to this prospectus. The supplements may also add, update or change information in this prospectus. You should read this prospectus and any supplements carefully before you invest.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      We may offer these securities directly or through underwriters, agents or dealers. Each prospectus supplement will provide the terms of the plan of distribution relating to each series of securities.

December 11, 2003

About this Prospectus

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $400 million. This prospectus provides a general description of the securities being offered. Each time we sell a series of securities we will provide a prospectus supplement containing specific information about the terms of that series of securities and the related offering. It is important for you to consider the information contained in this prospectus and the related prospectus supplement together with additional information described under the heading “Where You Can Find More Information” in making your investment decision.

Entergy Mississippi, Inc.

      We are an electric public utility company providing service to customers in the State of Mississippi since 1923.

      We are owned by Entergy Corporation, which is a public utility holding company registered under the Public Utility Holding Company Act of 1935. The other major public utilities owned by Entergy Corporation are Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc. and Entergy New Orleans, Inc. Entergy Corporation also owns all of the common stock of System Energy Resources, Inc., the principal asset of which is the Grand Gulf Electric Generating Station.

      Capacity and energy from Grand Gulf is allocated among Entergy Arkansas, Inc., Entergy Louisiana, Inc., Entergy New Orleans, Inc. and us under a unit power sales agreement. Our allocated share of Grand Gulf’s capacity and energy together with related costs is 33%. Payments we make under the unit power sales agreement are generally recovered through rates set by the Mississippi Public Service Commission, which regulates our electric service, rates and charges.

      Together with Entergy Arkansas, Inc., Entergy Louisiana, Inc. and Entergy New Orleans, Inc., we own all of the capital stock of System Fuels, Inc. System Fuels, Inc. is a special purpose company that implements and maintains programs for the purchase, delivery and storage of fuel supplies for Entergy Corporation’s utility subsidiaries.

      The information above is only a summary and is not complete. You should read the incorporated documents listed under the caption “Where You Can Find More Information” for more specific information concerning our business and affairs, including significant contingencies, our general capital requirements, our financing plans and capabilities, and pending legal and regulatory proceedings, including the status of industry restructuring in our service areas.

Ratios of Earnings to Fixed Charges

      We have calculated ratios of earnings to fixed charges pursuant to Item 503 of SEC Regulation S-K as follows:

Twelve
Months Ended	Twelve Months Ended December 31,
September 30,
2003	2002	2001	2000	1999	1998

2.92	2.48	2.14	2.33	2.44	3.12

      “Earnings” represent the aggregate of (1) income before the cumulative effect of an accounting change, (2) taxes based on income, (3) investment tax credit adjustments-net and (4) fixed charges.

      “Fixed Charges” include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals.

Where You Can Find More Information

      We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public on the Internet at the SEC’s website located at (http://www.sec.gov). You may read and copy any document at the SEC Public Reference Room located at:

450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549-1004.

Call the SEC at 1-800-732-0330 for more information about the public reference room and how to request documents.

      The SEC allows us to “incorporate by reference” the information we file with the SEC, which means we can refer you to important information without restating it in this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the securities described in this prospectus:

1. Annual Report on Form 10-K for the year ended December 31, 2002;

2. Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2003; and

3. Current Report on Form 8-K dated April 28, 2003.

      You may access a copy of any or all of these filings, free of charge, at our website (http://www.entergy.com) or by writing or calling us at the following address:

Mr. Christopher T. Screen
Assistant Secretary
Entergy Mississippi, Inc.
P. O. Box 61000
New Orleans, Louisiana 70161
(504) 576-4212

You may also direct your requests via e-mail to cscreen@entergy.com.

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not, nor have any underwriters, dealers or agents, authorized anyone else to provide you with different information about us or the securities. We are not, nor are any underwriters, dealers or agents, making an offer of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that the documents incorporated by reference in this prospectus are accurate as of any date other than the date those documents were filed with the SEC.

Use of Proceeds

      The net proceeds from the offering of the securities will be used either (a) to acquire or redeem one or more series of our outstanding securities on or before their stated due dates or (b) for other general corporate purposes. The specific purposes for the proceeds of a particular series of securities or the specific securities, if any, to be acquired or redeemed with the proceeds of a particular series of securities will be described in the prospectus supplement relating to that series.

Description of the First Mortgage Bonds

General

      We will issue the first mortgage bonds offered by this prospectus from time to time in one or more series under one or more separate supplemental indentures to the Mortgage and Deed of Trust dated as of February 1, 1988 with The Bank of New York, successor corporate trustee, and Stephen J. Giurlando, successor co-trustee, together referred to in this prospectus as trustees. This Mortgage and Deed of Trust, as amended and supplemented, is referred to in this prospectus as the “mortgage.” All first mortgage bonds issued or to be issued under the mortgage, including the first mortgage bonds offered by this prospectus, are referred to herein as “first mortgage bonds.”

      The statements in this prospectus and any accompanying prospectus supplement concerning the first mortgage bonds and the mortgage are not comprehensive and are subject to the detailed provisions of the mortgage. The mortgage and a form of supplemental indenture are filed as exhibits to the registration statement. You should read these documents for provisions that may be important to you. The mortgage has been qualified under the Trust Indenture Act of 1939. You should refer to the Trust Indenture Act for provisions that apply to the first mortgage bonds. Wherever particular provisions or defined terms in the mortgage are referred to under this “Description of the First Mortgage Bonds,” those provisions or defined terms are incorporated by reference in this prospectus.

Terms of Specific Series of the First Mortgage Bonds

      A prospectus supplement relating to each series of first mortgage bonds offered by this prospectus will include a description of the specific terms relating to the offering of that series. These terms will include any of the following terms that apply to that series:

(1) the designation, or name, of the series of first mortgage bonds;

(2) the aggregate principal amount of the series;

(3) the offering price of the series;

(4) the date on which the series will mature;

(5) the rate or method for determining the rate at which the series will bear interest;

(6) the date from which interest on the series accrues;

(7) the dates on which interest on the series will be payable;

(8) the prices and other terms and conditions, if any, upon which we may redeem the series prior to maturity;

(9) the applicability of the dividend covenant described below to the series;

(10) the terms of any insurance policy that will be provided for the payment of principal of and/or interest on the series; and

(11) any other terms or provisions relating to that series that are not inconsistent with the mortgage.

      Unless otherwise set forth in a prospectus supplement, the first mortgage bonds offered by this prospectus will not have the benefit of any sinking or improvement fund or any maintenance or replacement fund.

      As of September 30, 2003, we had $717.85 million principal amount of first mortgage bonds outstanding.

Security

      The first mortgage bonds offered by this prospectus, together with all other first mortgage bonds outstanding now or in the future under the mortgage, will be secured by the mortgage. In the opinion of our counsel, the mortgage constitutes a first mortgage lien on substantially all of our property subject to bankruptcy law and:

(1) minor defects and encumbrances customarily found in similar properties that do not materially impair the use of the property in the conduct of our business;

(2) other liens, defects and encumbrances, if any, existing or placed thereon at the time of our acquisition of the property; and

(3) excepted encumbrances.

      The mortgage does not create a lien on the following “excepted property”:

(1) cash and securities;

(2) all merchandise, equipment, apparatus and supplies held for sale or other disposition in the usual course of business or consumable during use;

(3) automobiles, vehicles and aircraft, timber, minerals, mineral rights and royalties; and

(4) receivables, contracts, leases and operating agreements.

      The mortgage contains provisions that impose a lien of the mortgage on property we acquire after the date of the mortgage, other than excepted property, subject to pre-existing liens. However, if we consolidate or merge with, or sell substantially all of our assets to, another corporation, the lien created by the mortgage will generally not cover the property of the successor company, other than the property it acquires from us and improvements, replacements and additions to that property.

      The mortgage also provides that the trustees have a lien on the mortgaged property to ensure the payment of their reasonable compensation, expenses and disbursements and for indemnity against certain liabilities. This lien takes priority over the lien securing the first mortgage bonds.

Issuance of Additional First Mortgage Bonds

      There is no limit to the amount of first mortgage bonds that we can issue under the mortgage. First mortgage bonds of any series may be issued from time to time on the following bases:

(1) 70% of property additions after adjustments to offset retirements;

(2) retirements of first mortgage bonds or bonds issued under our discharged Mortgage and Deed of Trust, dated as of September 1, 1944; or

(3) deposit of cash with the trustees.

Property additions generally include, among other things, electric, gas, steam or hot water property acquired after December 31, 1987. Securities, automobiles, vehicles or aircraft, or property used principally for the production or gathering of natural gas may not be included as property additions. Deposited cash may be withdrawn upon the bases stated in clause (1) or (2) above.

      As of September 30, 2003, we could have issued approximately $241 million of additional first mortgage bonds on the basis of net property additions and approximately $250 million on the basis of retired bond credits.

      With certain exceptions in the case of clause (2) above, the issuance of first mortgage bonds must meet an “earnings” test. The adjusted net earnings, before income taxes, for 12 consecutive months of the preceding 18 months, must be at least twice the annual interest requirements on all first mortgage bonds outstanding at the time, including the additional first mortgage bonds to be issued, plus all indebtedness, if any, of prior rank. In general, interest on variable interest rate bonds, if any, is calculated using the average rate in effect during such 12-month period.

      The mortgage contains restrictions on the issuance of first mortgage bonds against property subject to liens.

      Other than the security afforded by the lien of the mortgage and restrictions on the issuance of additional first mortgage bonds described above, there are no provisions of the mortgage that grant the holders of the first mortgage bonds protection in the event of a highly leveraged transaction involving us. However, such a transaction would require approval by the SEC and the Mississippi Public Service Commission. We believe it unlikely that we could obtain those approvals in a highly leveraged context.

Release and Substitution of Property

      We may release property from the lien of the mortgage, without applying an earnings test, on the following bases:

(1) the deposit of cash or, to a limited extent, purchase money mortgages;

(2) property additions, after adjustments in certain cases to offset retirements and after making adjustments for certain prior lien bonds, if any, outstanding against property additions; and

(3) a waiver of the right to issue first mortgage bonds.

We can withdraw cash upon the bases stated in clauses (2) and (3) above. Property we owned on December 31, 1987 may be released on the basis of its depreciated book, value while all other property may be released on the basis of its cost, as defined in the mortgage.

      We may release unfunded property if after such release at least one dollar in unfunded property remains subject to the lien of the mortgage.

Dividend Covenant

      We may covenant that, so long as a particular series of first mortgage bonds remains outstanding, we will not pay any cash dividends on common stock or repurchase common stock after a selected date close to the date of the original issuance of that series of first mortgage bonds, other than certain dividends that we may declare prior to this date, except out of credits to retained earnings after this selected date plus an amount not to exceed $250 million plus any additional amounts that the SEC may approve. The prospectus supplement relating to a particular series of first mortgage bonds will state if this covenant will apply to that series.

Modification

      Your rights as a bondholder may be modified with the consent of the holders of a majority in aggregate principal amount of the first mortgage bonds, or, if less than all series of first mortgage bonds are adversely affected, with the consent of the holders of a majority in aggregate principal amount of the first mortgage bonds adversely affected. In general, no modification is effective against any bondholder without that bondholder’s consent if it:

(1) affects the terms of payment of principal, premium, if any, or interest;

(2) affects the lien of the mortgage; or

(3) reduces the percentage required for modification.

Defaults and Notices Thereof

      Defaults under the mortgage include:

(1) default in the payment of principal;

(2) default for 30 days in the payment of interest;

(3) certain events of bankruptcy, insolvency or reorganization;

(4) defaults under a supplemental indenture; and

(5) default in other covenants for 90 days after notice (unless we have in good faith commenced efforts to perform the covenant).

      The corporate trustee or the holders of 25% of the first mortgage bonds may declare the principal and interest due and payable on default. However, a majority of the holders may annul such declaration if the default has been cured. No holder of first mortgage bonds may enforce the lien of the mortgage without giving the trustees written notice of a default and unless

(1) the holders of 25% of the first mortgage bonds have requested the trustees in writing to act, offered them reasonable opportunity to act and indemnity satisfactory to them against the costs, expenses and liabilities to be incurred thereby; and

(2) the trustees shall have failed to act within 60 days of such request.

The holders of a majority in aggregate principal amount of the first mortgage bonds may direct the time, method and place of conducting any proceedings for any remedy available to the trustees or exercising any trust or power conferred on the trustees. The trustees are not required to risk their funds or incur personal liability if there is reasonable ground for believing that repayment is not reasonably assured.

Evidence to be Furnished to the Corporate Trustee

      Compliance with the mortgage provisions is evidenced by written statements of our officers or persons we select or pay. In certain cases, opinions of counsel and certifications of an engineer, accountant, appraiser or other expert (who in some cases must be independent) must be furnished. We must give the corporate trustee an annual certificate as to whether or not we have fulfilled our obligations under the mortgage throughout the preceding year.

Satisfaction and Discharge of Mortgage

      After we provide for the payment of all of the first mortgage bonds (including the first mortgage bonds offered by this prospectus) and after paying all other sums due under the mortgage, the mortgage may be satisfied and discharged. The first mortgage bonds will be deemed to have been paid when money or Eligible Obligations (as defined below) sufficient to pay the first mortgage bonds (in the opinion of an independent accountant in the case of Eligible Obligations) at maturity or upon redemption have been irrevocably set apart or deposited with the corporate trustee, provided that the corporate trustee shall have received an opinion of counsel to the effect that the setting apart or deposit does not require registration under the Investment Company Act of 1940, does not violate any applicable laws and does not result in a taxable event with respect to the holders of the first mortgage bonds prior to the time of their right to receive payment. “Eligible Obligations” means obligations of the United States of America that do not permit the redemption thereof at the issuer’s option.

Description of Debt Securities

General

      The debt securities will be our direct unsecured general obligations. We will issue the debt securities offered by this prospectus from time to time in one or more series under one or more separate indentures between us and the financial institution(s) that we will name in the prospectus supplement, as trustee. This indenture or indentures are collectively referred to in this prospectus as the “indenture.”

      The following description summarizes certain general terms and provisions of the debt securities offered by this prospectus. This summary is not complete and should be read together with the prospectus supplement describing the specific terms of the debt securities. The form of the indenture is filed as an exhibit to the registration statement. You should read the indenture for provisions that may be important to you. The indenture will be qualified under the Trust Indenture Act of 1939. You should refer to the Trust Indenture Act for provisions that apply to the debt securities. Whenever particular provisions or defined terms in the indenture are referred to under this “Description of Debt Securities,” those provisions or defined terms are incorporated by reference in this prospectus.

      The debt securities will rank equally with all of our other unsecured and unsubordinated debt. As of September 30, 2003, we had $35.3 million of unsecured and unsubordinated debt that would have ranked equally with the debt securities.

      The debt securities will be effectively subordinated to all of our secured debt, including our first mortgage bonds. As of September 30, 2003, we had $747.85 million of secured debt outstanding.

Terms of Specific Series of the Debt Securities

      A prospectus supplement relating to each series of debt securities offered by this prospectus will include a description of the specific terms relating to the offering of that series. These terms will include any of the following terms that apply to that series:

(1) the title of the debt securities;

(2) the total principal amount of the debt securities;

(3) the date or dates on which the principal of the debt securities will be payable or how the date or dates will be determined;

(4) the rate or rates at which the debt securities will bear interest, or how the rate or rates will be determined, the date or dates from which any such interest will accrue, the interest payment dates for the debt securities and the regular record dates for interest payments;

(5) the percentage, if less than 100%, of the principal amount of the debt securities that will be payable if the maturity of the debt securities is accelerated;

(6) any period or periods within which, or any date or dates on which, and the price or prices at which and the terms and conditions upon which, we may redeem the debt securities at our option and any restrictions on those redemptions;

(7) any sinking fund or other provisions or options held by holders of debt securities that would obligate us to repurchase or otherwise redeem the debt securities;

(8) any changes or additions to the events of default under the indenture or changes or additions to our covenants under the indenture;

(9) if the debt securities will be issued in denominations other than $1,000;

(10) if payments on the debt securities may be made in a currency or currencies other than United States dollars;

(11) any collateral, security, assurance or guarantee for the debt securities; and

(12) any other terms of the debt securities not inconsistent with the terms of the indenture.

      Our amended and restated articles of incorporation generally limit the amount of unsecured debt that we may issue to the equivalent of 20% of the total of all our secured debt and total equity. As of September 30, 2003, approximately $19.28 million of additional unsecured debt with a maturity of less than ten years or $16.03 million of additional unsecured debt with a maturity of ten or more years could have been issued under this provision. The indenture does not limit the principal amount of debt securities that we may issue under the indenture.

      We may sell debt securities at a discount below their principal amount. We may describe in the prospectus supplement federal income tax considerations applicable to debt securities sold at an original issue discount. In addition, we may describe in the prospectus supplement important federal income tax or other tax considerations applicable to any debt securities denominated or payable in a currency or currency unit other than United States dollars.

      Except as we may otherwise describe in the prospectus supplement, the covenants contained in the indenture will not afford holders of debt securities protection in the event of a highly-leveraged or similar transaction involving us or in the event of a change of control.

Payment and Paying Agents

      Except as we may otherwise provide in the prospectus supplement, we will pay interest, if any, on each debt security payable on each interest payment date to the person in whose name that debt security is registered as of the close of business on the regular record date for that interest payment date. However, interest payable at maturity will be paid to the person to whom the principal is paid. If there has been a default in the payment of interest on any debt security, the defaulted interest may be paid to the holder of such debt security as of the close of business on a date to be fixed by the trustee between 10 and 15 days prior to the date proposed by us for payment of such defaulted interest or in any other manner permitted by any securities exchange on which that debt security may be listed, if the trustee finds it practicable.

      Unless we otherwise specify in the prospectus supplement, principal of, and premium, if any, and interest on the debt securities at maturity will be payable upon presentation of the debt securities at the corporate trust office of the trustee in New York, New York, as our paying agent. We may change the place of payment on the debt securities, may appoint one or more additional paying agents, including us, and may remove any paying agent, all at our discretion.

      As long as the debt securities are registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under the caption “Book-Entry Only Securities,” payments of principal, premium, if any, and interest will be made to DTC for subsequent disbursement to beneficial owners of the debt securities.

Registration and Transfer

      Unless we otherwise specify in the prospectus supplement, and subject to restrictions related to the issuance of debt securities through DTC’s book-entry system, the transfer of debt securities may be registered, and debt securities may be exchanged for other debt securities of the same series or tranche, of authorized denominations and with the same terms and principal amount, at the corporate trust office of the trustee in New York, New York. We may change the place for registration of transfer and exchange of the debt securities and may designate additional places for registration and exchange. Unless we otherwise provide in the prospectus supplement, no service charge will be made for any registration of transfer or exchange of the debt securities. However, we may require payment to cover any tax or other governmental charge that may be imposed. We will not be required to execute or to provide for the registration of transfer of, or the exchange of, (1) any debt security during the 15 days prior to giving any notice of redemption or (2) any debt security selected for redemption, except the unredeemed portion of any debt security being redeemed in part.

Satisfaction and Discharge

      We will be discharged from our obligations on the debt securities of a particular series if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums when due on the stated maturity date or a redemption date of that series of debt securities.

      The indenture will be deemed satisfied and discharged when no debt securities remain outstanding and when we have paid all other sums payable by us under the indenture.

Consolidation, Merger and Sale of Assets

      Under the terms of the indenture, we may not consolidate with or merge into any other entity or convey, or transfer or lease our properties and assets substantially as an entirety to any entity, unless:

(1) the surviving or successor entity is organized and validly existing under the laws of any domestic jurisdiction and it expressly assumes our payment obligations on all outstanding debt securities and our obligations under the indenture;

(2) immediately after giving effect to the transaction, no event of default and no event that, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

(3) we shall have delivered to the trustee an officer’s certificate and an opinion of counsel as provided in the indenture.

      So long as we comply with the conditions in clauses (2) and (3) above, the terms of the indenture do not preclude us from being a party to a merger in which we are the surviving entity.

Events of Default

      “Event of default,” when used in the indenture with respect to any series of debt securities, means any of the following:

(1) failure to pay interest on any debt security of that series for 60 days after it is due;

(2) failure to pay the principal of or any premium on any debt security of that series when due;

(3) failure to perform any other covenant in the indenture, other than a covenant that does not relate to that series of debt securities, that continues for 60 days after we receive written notice from the trustee or after we and the trustee receive written notice from the holders of at least 33% in principal amount of the outstanding debt securities of that series; however, the trustee or the trustee and the holders of that principal amount of debt securities of that series can agree to an extension of the 60-day period and such an agreement to extend will be automatically deemed to occur if we are diligently pursuing action to correct the default;

(4) events in bankruptcy, insolvency or reorganization specified in the indenture; or

(5) any other event of default specified for that series of debt securities.

      An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture. The trustee may withhold notice to the holders of debt securities of any default, except default in the payment of principal, premium or interest, if it considers the withholding of notice to be in the interests of holders.

Remedies

Acceleration of Maturity

      If an event of default for any series of debt securities occurs and continues, then either the trustee or the holders of at least 33% in principal amount of that series may declare the entire principal amount of all the debt securities of that series, together with accrued interest, to be due and payable immediately. However, if the event of default is applicable to more than one series of debt securities under the indenture, only the trustee or holders of at least 33% in principal amount of the outstanding debt securities of all affected series, voting as one class, and not the holders of any one series, may make that declaration of acceleration.

      At any time after a declaration of acceleration with respect to the debt securities of any series has been made and before a judgment or decree for payment of the money due has been obtained, the event of default giving rise to that declaration of acceleration will be considered waived, and that declaration and its consequences will be considered rescinded and annulled, if:

(1) we have paid or deposited with the trustee a sum sufficient to pay:

(a) all overdue interest on all debt securities of that series;

(b) the principal of and premium, if any, on any debt securities of that series that have become due otherwise than by the declaration of acceleration and interest that is due on that principal;

(c) interest on overdue interest; and

(d) all amounts due to the trustee under the indenture; and

(2) any other event of default with respect to the debt securities of that series, other than the non-payment of principal that has become due solely by the declaration of acceleration, has been cured or waived as provided in the indenture.

      There is no automatic acceleration, even in the event of our bankruptcy, insolvency or reorganization.

Right to Direct Proceedings

      Other than its duties in case of an event of default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless the holders offer the trustee reasonable security or indemnity. If they provide this reasonable security or indemnity, the holders of a majority in principal amount of any series of debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any power conferred upon the trustee. However, if the event of default relates to more than one series of debt securities, only the holders of a majority in aggregate principal amount of all affected series, voting as one class, will have the right to give this direction and not the holders of any one series. The trustee is not obligated to comply with directions that conflict with law or other provisions of the indenture.

Limitation on Right to Institute Proceedings

      No holder of debt securities of any series will have any right to institute any proceeding or remedy under the indenture unless:

(1) the holder has previously given to the trustee written notice of a continuing event of default;

(2) the holders of a majority in aggregate principal amount of the outstanding debt securities of all series in respect of which an event of default shall have occurred and be continuing have made a written request to the trustee and have offered reasonable indemnity to the trustee to institute proceedings; and

(3) the trustee has failed to institute any proceeding for 60 days after that notice, request and offer of indemnity.

      However, these limitations do not apply to a suit by a holder of a debt security for payment of the principal, premium, if any, or interest on that debt security on or after the applicable due date.

Annual Notice to Trustee

      We will provide to the trustee an annual statement by an appropriate officer as to our compliance with all conditions and covenants under the indenture.

Modification and Waiver

      Without the consent of any holder of debt securities, we may enter into one or more supplemental indentures for any of the following purposes:

(1) to evidence the assumption by any permitted successor of our covenants in the indenture and in the debt securities;

(2) to add additional covenants or to surrender any of our rights or powers under the indenture;

(3) to add additional events of default;

(4) to change or eliminate any provision of the indenture or to add any new provision to the indenture; provided, however, if the change, elimination or addition will adversely affect the interests of the holders of debt securities of any series in any material respect, the change, elimination or addition will become effective only:

(a) when the consent of the holders of debt securities of that series has been obtained in accordance with the indenture; or

(b) when no debt securities of the affected series remain outstanding under the indenture;

(5) to provide collateral security for all but not part of the debt securities;

(6) to establish the form or terms of debt securities of any series as permitted by the indenture;

(7) to provide for the authentication and delivery of bearer securities and coupons attached thereto;

(8) to evidence and to provide for the acceptance of appointment of a successor trustee;

(9) to provide for the procedures required for use of a non-certificated system of registration for the debt securities of all or any series;

(10) to change any place where principal, premium, if any, and interest shall be payable, debt securities may be surrendered for registration of transfer or exchange and notices to us may be served; or

(11) to cure any ambiguity or inconsistency or to make any other change to the provisions or to add other provisions with respect to matters or questions arising under the indenture; provided that the action does not adversely affect the interests of the holders of debt securities of any series in any material respect.

      The holders of a majority in aggregate principal amount of the debt securities of all series then outstanding may waive our compliance with some restrictive provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to that series, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected.

      If the Trust Indenture Act of 1939 is amended after the date of the indenture in such a way as to require changes to the indenture, the indenture will be deemed to be amended so as to conform to that amendment to the Trust Indenture Act of 1939. We and the trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence that amendment.

      The consent of the holders of a majority in aggregate principal amount of the debt securities of all series then outstanding, voting as one class, is required for all other modifications to the indenture. However, if less than all of the series of debt securities outstanding are directly affected by a proposed supplemental indenture, then only the consent of the holders of a majority in aggregate principal amount of all series that are directly affected, voting as one class, will be required. No supplemental indenture may:

(1) change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, or reduce the principal amount of any debt security or its rate of interest, or change the method of calculating the interest rate, or reduce any premium payable upon redemption, or reduce the amount of principal that would be due and payable upon a declaration of acceleration of the maturity thereof, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any debt security, without the consent of the holder of that debt security;

(2) reduce the percentage in principal amount of the outstanding debt securities of any series the consent of the holders of which is required for any supplemental indenture or any waiver of compliance with a provision of the indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting, without the consent of all the holders of the series; or

(3) modify some of the provisions of the indenture relating to supplemental indentures, waivers of certain covenants and waivers of past defaults with respect to the debt securities of any series, without the consent of the holder of each outstanding debt security affected thereby.

      A supplemental indenture that changes the indenture solely for the benefit of one or more particular series of debt securities, or modifies the rights of the holders of debt securities of one or more series, will not affect the rights under the indenture of the holders of the debt securities of any other series.

      The indenture provides that debt securities owned by us or anyone else required to make payment on the debt securities shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent.

      We may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other such act of the holders, but we shall have no obligation to do so. If we fix a record date, that request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding debt securities have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding debt securities shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder will bind every future holder of the same debt securities and the holder of every debt security issued upon the registration of transfer of or in exchange of those debt securities. A transferee will be bound by acts of the trustee or us in reliance thereon, whether or not notation of that action is made upon the debt security.

Resignation of Trustee

      A trustee may resign at any time by giving written notice to us or may be removed at any time by act of the holders of a majority in principal amount of all series of debt securities then outstanding delivered to the trustee and us. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by a successor trustee. So long as no event of default or event that, after notice or lapse of time, or both, would become an event of default has occurred and is continuing, and except with respect to a trustee appointed by act of the holders, if we have delivered to the trustee a resolution of our board of directors appointing a successor trustee and such successor has accepted the appointment in accordance with the terms of the respective indenture, the trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with the indenture.

Notices

      We, the trustee, any of our agents, or any agent of the trustee will give notices to holders of debt securities by mail to the addresses of such holders as they appear in the security register under the indenture.

Title

      We, the trustee, and any of our agents or any agent of the trustee may treat the person in whose name debt securities are registered as the absolute owner thereof, whether or not the debt securities may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary.

Governing Law

      Each indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry Only Securities

      The Depository Trust Company will act as securities depository for the securities offered through this prospectus. The securities will be issued as fully registered securities registered in the name of Cede & Co., the partnership nominee of DTC. One or more fully registered security certificates will be issued for each issue of the securities, in the aggregate principal amount of such issue, and will be deposited with DTC.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for United States and foreign equity issues, corporate and municipal debt issues, and money market instruments from countries that DTC participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between the accounts of Direct Participants, thereby eliminating the need for physical movement of security certificates. Direct Participants include both United States and foreign securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is, in turn, owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, all of which clearing corporations are subsidiaries of DTCC, as well as by The New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to other entities such as both United States and foreign securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants” and, together with Direct Participants, the “Participants”). The DTC rules applicable to its Participants are on file with the SEC.

      Purchases of securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the securities on the records of DTC. The ownership interest of each actual purchaser of each security (“Beneficial Owner”) is in turn to be recorded on the records of the Direct Participant or the Indirect Participant. Beneficial Owners will not receive written confirmation from DTC of their purchases. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participant or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Direct Participants and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

      To facilitate subsequent transfers, all securities deposited by Direct Participants with DTC are registered in the name of Cede & Co., the partnership nominee of DTC, or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the securities; the records of DTC reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the Beneficial Owners. The Direct Participants and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of securities may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the securities, such as redemptions, tenders, defaults, and proposed amendments to the mortgage or the indenture, as appropriate. For example, Beneficial Owners of securities may wish to ascertain that the nominee holding the securities for their benefit has agreed to obtain and to transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the corporate trustee or the trustee and request that copies of notices be provided directly to them.

      Redemption notices shall be sent to DTC. If less than all the securities within an issue are being redeemed, the practice of DTC is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

      Neither DTC nor Cede & Co. nor any other DTC nominee will consent or vote with respect to securities unless authorized by a Direct Participant in accordance with DTC procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those Direct Participants to whose accounts securities are credited on the record date, identified in a listing attached to the omnibus proxy.

      Redemption proceeds, principal payments, interest payments, and any premium payments on the securities will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. The practice of

DTC is to credit the accounts of Direct Participants, upon the receipt by DTC of funds and corresponding detail information from us or the corporate trustee or the trustee, as appropriate, on the payable date in accordance with their respective holdings shown on the records of DTC. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practice, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC or its nominee, the corporate trustee or the trustee, any underwriters or dealers or agents, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, principal, interest, and any premium on the securities to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC is the responsibility of either the corporate trustee or the trustee, as appropriate, or us, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct Participants and Indirect Participants.

      A Beneficial Owner shall give notice to elect to have its securities purchased or tendered, through its Participant, to the tender or remarketing agent and shall effect delivery of such securities by causing the Direct Participant to transfer the interest of the Participant in the securities, on the records of DTC, to the tender or remarketing agent. The requirement for physical delivery of securities in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the securities are transferred by Direct Participants on the records of DTC and followed by a book-entry credit of tendered securities to the DTC account of the tender or remarketing agent.

      DTC may discontinue providing its services as depository with respect to the securities at any time by giving reasonable notice to the trustee or us. Under such circumstances, in the event that a successor depository is not obtained, securities certificates are required to be printed and delivered.

      We may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depository. In that event, security certificates will be printed and delivered.

      The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Experts

      The financial statements and related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm upon their authority as experts in accounting and auditing.

Legality

      The legality of the securities will be passed upon for us by Thelen Reid & Priest LLP, New York, New York, and Wise Carter Child & Caraway, Professional Association, Jackson, Mississippi, and for any underwriters, dealers or agents by Pillsbury Winthrop LLP, New York, New York. All legal matters pertaining to our organization, titles to property, franchises and the lien of the mortgage and all matters pertaining to Mississippi law will be passed upon only by Wise Carter Child & Caraway, Professional Association.

      The statements in this prospectus as to matters of law and legal conclusions made under “Description of the First Mortgage Bonds — Security,” have been reviewed by Wise Carter Child & Caraway, Professional Association, and are set forth herein in reliance upon the opinion of said firm and upon their authority as experts.

Plan of Distribution

Methods and Terms of Sale

      We may use a variety of methods to sell the securities including:

(1) through one or more underwriters or dealers;

(2) directly to one or more purchasers;

(3) through one or more agents; or

(4) through a combination of any of these methods of sale.

The prospectus supplement relating to a particular series of the securities will describe the terms of the offering of the securities, including:

(1) the name or names of any underwriters, dealers or agents and any syndicate of underwriters;

(2) the initial public offering price;

(3) any underwriting discounts and other items constituting underwriters’ compensation;

(4) the proceeds we receive from that sale; and

(5) any discounts or concessions allowed or reallowed or paid by any underwriters to dealers.

Underwriters

      If we sell the securities through underwriters, they will acquire the securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters for a particular underwritten offering of securities will be named in the prospectus supplement and, if an underwriting syndicate is used, the managing underwriter or underwriters will be named on the cover page. In connection with the sale of securities, the underwriters may receive compensation from us or from purchasers in the form of discounts, concessions or commissions. The obligations of the underwriters to purchase securities will be subject to certain conditions. The underwriters will be obligated to purchase all of the securities of a particular series if any are purchased. However, the underwriters may purchase less than all of the securities of a particular series should certain circumstances involving a default of one or more underwriters occur.

      The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers by any underwriters may be changed from time to time.

Stabilizing Transactions

      Underwriters may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 under the Securities Exchange Act of 1934. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. These stabilizing transactions and syndicate covering transactions may cause the price of the securities to be higher than it would otherwise be if these transactions had not occurred.

Agents

      If we sell the securities through agents, the prospectus supplement will set forth the name of any agent involved in the offer or sale of the securities, as well as any commissions we will pay to them. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Related Transactions

      Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

Indemnification

      We will agree to indemnify any underwriters, dealers, agents or purchasers and their controlling persons against certain civil liabilities, including liabilities under the Securities Act of 1933.